Exhibit 99.19

CONSENT OF EXPERT

United States Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Re: SilverCrest Mines Inc. (the “Company”) – Form 40-F

I, Nick Michael, do hereby consent to: (i) the filing of the written disclosure regarding the technical report entitled the “Preliminary Economic Assessment for the La Joya Property, Durango, Mexico NI 43-101 Technical Report” with an effective date of October 21, 2013, and amended on March 4, 2014 (the “Technical Report”), in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2014; (ii) the incorporation by reference of the Technical Report into the Form 40-F Annual Report of the Company for the year ended December 31, 2014, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”); and (iii) the use of my name in the AIF, and the Form 40-F.

DATED the 31st day of March, 2015

By:	“Nick Michael”
Name: Nick Michael
Company: Tetra Tech Inc.